                                                      File No.
                                                              ------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                            UTILITY PIPELINE LIMITED
                  ---------------------------------------------
                                (Name of company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

              Claimant, Utility Pipeline Limited ("UPL"), a pipeline construction and management company, is organized in the State of Ohio and headquartered in North Canton, Ohio.

              On March 14, 2002, the Public Utilities Commission of Ohio approved UPL's purchase of the common stock of Northern Industrial Energy Development Corporation, Inc. ("NIED"), a natural gas public utility organized in the State of Ohio and headquartered in New Concord, Ohio.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

              UPL owns all of the capital stock of NIED. UPL does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

              NIED owns approximately 95 miles of natural gas distribution pipeline and related compressors, regulators, metering stations, pipeline easements and rights of way, and real and personal property used or useful in NIED's natural gas distribution business, all of which is located within the State of Ohio. NIED does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

              UPL:         None.

              NIED:        111,300 Mcf. sold
                           875,056 Mcf. transported


         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              UPL:         None.

              NIED:        None.


         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              UPL:         None.

              NIED:        None.


         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              UPL:         None.

              NIED:        None.



         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              N/A


         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              N/A

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              N/A


         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              N/A


         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              N/A







                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

              Because UPL just acquired NIED, a consolidated statement and balance sheet is unavailable. However, a balance sheet and profit and loss sheet for NIED (as of December 31, 2001) and a Balance Sheet for UPL (dated September 30, 2001) are attached hereto as Exhibit A.







                                    EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

              N/A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 14th day of March, 2002.

                                           UTILITY PIPELINE LIMITED
                                      ----------------------------------
                                              (Name of claimant)

                                      By/Title: /s/  David J. Eigel, President
                                               -------------------------------



Name, title, and address of person to whom notices and correspondence concerning this statement should be addressed:

         John K. Keller, Esq.
                 -or-
         Jason J. Kelroy, Esq.
         Vorys, Sater, Seymour and Pease LLP
         52 East Gay Street
         P.O. Box. 1008
         Columbus, Ohio 43216-1008

         Telephone:  (614) 464-6400
         Facsimile:  (614) 464-6350

         Counsel for Utility Pipeline Limited

                                    EXHIBIT A



                  NIED Balance Sheet..................................... A1

                  NIED Profit and Loss Sheet..............................A2

                  UPL Balance Sheet.......................................A3

                     NORTHERN INDUSTRIAL ENERGY DEVELOPMENT
                                 BALANCE SHEET
                            As of December 31, 2001


                                                     Dec 31, '01     Dec 31, '00      $ Change        % Change
                                                    -------------    ------------    -----------    -----------
     ASSETS
          Current Assets

             National City Bank checking               -9,736.85       12,320.07     -22,056.92       -179.,0%
                                                    -------------    ------------    -----------    -----------
             Total Checking/Savings                    -9,736.85       12,320.07     -22,056.92       -179.,0%

             Accounts Receivable
                 Customer Accounts Receivable         107,047.51      241,424.22    -134,376.71         -55.7%
                                                    -------------    ------------    -----------    -----------
             Total Accounts Receivable                107,047.51      241,424.22    -134,376.71         -55.7%

             Other Current Assets
                 Prepaid Insurance                      2,639.97            0.00       2,639.97         100.0%
                                                    -------------    ------------    -----------    -----------
             Total Other Current Assets                 2,639.97            0.00       2,639.97         100.0%
                                                    -------------    ------------    -----------    -----------
          Total Current Assets                         99,950.63      253,744.29    -153,793.66         -60.6%

          Fixed Assets
             Accumulated depreciation                -104,587.73      -84,043.42     -20,544.31         -24.4%
             Office equipment                          14,570.01       14,570.01           0.00           0.0%
             Utility plant & distribution             550,640.41      509,654.28      40,986.13           8.0%
                                                    -------------    ------------    -----------    -----------
          Total Fixed Assets                          460,622.69      440,180.87      20,441.82           4.6%

          Other Assets
             Closing Costs                              1,640.00         1640.00           0.00           0.0%
             Loan closing cost amortization            -1,640.00       -1,640.00           0.00           0.0%
                                                    -------------    ------------    -----------    -----------
          Total Other Assets                                0.00            0.00           0.00           0.0%
                                                    -------------    ------------    -----------    -----------

     TOTAL ASSETS                                     560,573.32      693,925.16    -133,351.84         -19.2%
                                                    =============    ============    ===========    ===========
     LIABILITIES & EQUITY
          Liabilities
             Current Liabilities
                 Accounts Payable
                    Accounts payable                  152,184.73      229,006.65     -76,821.92         -33.6%
                                                    -------------    ------------    -----------    -----------
                 Total Accounts Payable               152,184.73      229,006.65     -76,821.92         -33.6%

                 Other Current Liabilities
                    Accrued payroll taxes & w/h's           0.00          620.63        -620.63        -100.0%
                    Customer deposits                     650.00          875.00        -225.00         -25.7%
                                                    -------------    ------------    -----------    -----------
                 Total Other Current Liabilities          650.00        1,495.63        -845.63         -56.5%
                                                    -------------    ------------    -----------    -----------
             Total Current Liabilities
             Long Term Liabilities
                 National City Bank                   302,135.16      181,828.37     120,306.79          66.2%
                                                    -------------    ------------    -----------    -----------
             Total Long Term Liabilities              302,135.16      181,828.37     120,306.79          66.2%
                                                    -------------    ------------    -----------    -----------
          Total Liabilities                           454,969.89      412,330.65      42,639.24          10.3%

          Equity
             Common Stock                                 500.00          500.00           0.00           0.0%
             Retained Earnings                        281,094.51      243,193.52      37,900.99          15.6%
             Net Income                               115,762.67      136,463.27     -20,700.60         -15.2%
             S-Distribution                          -291,753.75      -98,562.28    -193,191.47        -196.0%
                                                    -------------    ------------    -----------    -----------
          Total Equity                                105,603.43      281,594.51    -175,991.08         -62.5%
     TOTAL LIABILITIES & EQUITY                       560,573.32      693,925.16    -133,351.84         -19.2%
                                                    =============    ============    ===========    ===========


                     NORTHERN INDUSTRIAL ENERGY DEVELOPMENT
                                 PROFIT AND LOSS
                          January through December 2001
                                                                            JAN - DEC `01
                            Ordinary Income/Expense
                                 Income
                                     Construction                               6,530.00
                                     Gas                                    1,098,192.14
                                     Miscellaneous parts sales                 21,009.31
                                                                            -------------
                                 Total Income                               1,125,731.45

                                 Cost of Goods Sold
                                     Gas Purchase                             554,119.94
                                     Miscellaneous parts                       20,218.84
                                     Transportation - operating                17,698.94
                                     Transportation - lease per mcf            69,475.10
                                                                            -------------
                                 Total COGS                                   661,512.82
                                                                            -------------

                            Gross Profit                                      464,218.63

                                 Expense
                                     Accounting fees                            4,795.22
                                     Advertising                                1,075.25
                                     Bad debts                                    491.59
                                     Bank service charges                       3,903.32
                                     Consulting fees                            1,500.00
                                     Contract Labor                            66,774.72
                                     Contributions/donations                      774.85
                                     Depreciation                              20,544.31
                                     Drug tests                                   453.00
                                     Field supplies                             8,387.35
                                     Health Insurance                           6,119.70
                                     Hotel                                      1,296.43
                                     Insurance                                  9,559.03
                                     Insurance - officers life                  4,906.92
                                     Interest                                  30,000.84
                                     Leased auto expense                       13,766.90
                                     Leases or recording expenses                 474.72
                                     Maintenance - Pipe line                    2,497.94
                                     Maintenance - Vehicles                     3,895.18
                                     Meals                                      1,498.63
                                     Membership/dues/subscriptions              1,221.31
                                     Office supplies                           11,567.79
                                     Other taxes                               64,074.50
                                     Payroll Expenses                             132.20
                                     Payroll taxes                              2,351.00
                                     Postage                                    4,375.96
                                     Salary & wages                            30,000.00
                                     Seminars & training                        4,610.28
                                     Sep Contribution                           4,500.00
                                     Taxes Personal Property                   23,157.90
                                     Telephone                                  4,816.75
                                     Transportation expense                    12,699.25
                                     Trash disposal                               526.16
                                     Utilities                                  1,706.96
                                                                            -------------
                                 Total Expense                                348,455.96
                            Net Ordinary Income                               115,762.67
                                                                            -------------
                         Net Income                                           115,762.67
                                                                            =============

                    UNITED PIPELINE LIMITED
                 CONSOLIDATING BALANCE SHEETS
                      SEPTEMBER 30, 2001

                            ASSETS
------------------------------------------------------------------
                                                        Sep-01
                                                     Consolidated
------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                           $1,198,779
   Accounts receivable, trade                             326,583
   Inventories                                             10,191
   Prepaid expenses                                       340,099
   Note receivable, cooperative                            13,158

        Total current assets                            1,888,810

Property and equipment:
   Furniture and fixtures                                 177,316
   Equipment                                               41,223
   Leasehold improvements                                  11,310

                                                          229,849
   Less accumulated depreciation                           74,703

        Total property and equipment                      155,146

Other assets:
   Other receivable                                        36,604
   Deferred costs                                      13,618,443
   Intercompany receivable                                      -
   Goodwill, net of amortization                           37,000
   Deferred financing costs, net of
   amortization                                           130,551

        Total other assets                             13,822,598
        Total assets                                   15,866,554
                                                     =============

              LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------
                                                        Sep-01
                                                     Consolidated
------------------------------------------------------------------
Current liabilities:
   Accounts payable, trade                              $ 490,347
   Accounts payable, intercompany                               -
   Accrued and withheld payroll taxes                      57,002
   Accrued expenses                                        59,289
   Notes Payable                                          150,000

        Total current liabilities                         756,638

Long-term liabilities:
   Notes Payable                                        2,850,000

        Total long-term liabilities                     2,850,000

Members' equity                                        12,259,916

        Total liabilities and members' equity          15,866,554
                                                     =============